SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             GOLDEN BEAR GOLF, INC.
                            ------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                         (Title of Class of Securities)

                                    380975102
                                 --------------
                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP NO. 380975102                                      13G           PAGE 2

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JACK W. NICKLAUS

2          Check the appropriate Box if a Member of a Group             (a) [ ]
           (SEE INSTRUCTIONS)                                           (b) [X]

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

NUMBER OF                     5         SOLE VOTING POWER
SHARES                                  3,000,000
BENEFI-
CIALLY                        6         SHARED VOTING POWER
OWNED BY                                0
EACH                          7         SOLE DISPOSITIVE POWER
REPORTING                               866,400
PERSON
WITH                          8         SHARED DISPOSITIVE POWER
                                        0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,000,000

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                       [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           54.5%

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN


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Item 1(a).                 NAME OF ISSUER.

                           The name of the issuer is Golden Bear Golf, Inc. (the "Issuer").

Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           The address of the Issuer's principal executive office is 11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(a).                 NAME OF PERSON FILING.

                           This report is being filed by Jack W. Nicklaus (the "Reporting Person").

Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                           11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(c).                 CITIZENSHIP.

                           The Reporting Person is a citizen of the United States of America.

Item 2(d).                 TITLE OF CLASS OF SECURITIES.

                           This report relates to the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

Item 2(e).                 CUSIP NUMBER.

                           380975102

Item 3.                    Not applicable.

Item 4.                    OWNERSHIP.

                           (a) As of December 31, 1996, the Reporting Person may be deemed to be the beneficial owner of 240,000 shares of Class A Common Stock by virtue of the proxies granted to the Reporting Person by each of Richard P. Bellinger, Mark F. Hesemann, Thomas P. Hislop and Jack P. Bates (the "Class A Holders").

                                    In addition, the Reporting Person may be
                           deemed to be the beneficial owner of 2,760,000 shares of the the Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") as

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                           follows: (i) 866,400 shares of Class B Common Stock
                           held directly; (ii) 1,320,000 shares of Class B Common Stock held indirectly as the Chairman of the Board of Directors and the beneficial owner of a controlling interest in Golden Bear International, Inc., a Florida corporation ("GBI"); and (iii) 573,600 shares of Class B Common Stock by virtue of a proxy granted to the Reporting Person by Richard P. Bellinger and Barbara B. Nicklaus as co-trustees (the "Co-Trustees") of each of the Jack W. Nicklaus, II Trust, the Steven Nicklaus Trust, the Nancy J. Nicklaus O'Leary Trust, the Gary T. Nicklaus Trust and the Michael S. Nicklaus Trust (collectively, the "Nicklaus Family Trusts"). As described in greater detail below, each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Accordingly, for purposes of this filing, the Reporting Person will be deemed to beneficially own an aggregate of 3,000,000 shares of Class A Common Stock.

                                    The Nicklaus Family Trusts are parties to a
                           Shareholders' Agreement (the "Family Shareholders' Agreement"), dated August 6, 1996, with the Reporting Person which, among other things, grants the Reporting Person the right to vote all shares of Class B Common Stock held by the Nicklaus Family Trusts in the Reporting Person's discretion on any and all corporate matters on which the Nicklaus Family Trusts would be entitled to vote. The Family Shareholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock and Class B Common Stock. Each party to the Family Shareholders' Agreement, including the Co-Trustees in the respective capacities as co-trustees of the Nicklaus Family Trusts, has granted to the other parties a right of first offer to purchase any shares of Common Stock of such party in the event such party intends to sell to a person (or group of persons) who is not a "Permitted Transferee," as that term is defined in the Issuer's Articles of Incorporation, except in certain circumstances, such as sales in underwritten public offerings or sales made in compliance with Rule 144. Certain of the shares of Class B Common Stock owned by certain Nicklaus Family Trusts are pledged to the Reporting Person to secure loans made by the Reporting Person to such trusts. The Nicklaus Family Trusts are further prohibited from selling, disposing or otherwise transferring any such shares for a period of two years ending June 1998.

                                    The Class A Holders pledged all of the
                           shares of Class A Common Stock held by them directly to the Reporting Person as collateral to secure certain loans made by the Reporting Person to the Class A Holders. The Class A Holders also entered into a Shareholders' Agreement, dated August 6, 1996, with the Reporting Person and the Issuer (the "Management Shareholders' Agreement"), pursuant to which the Class A Holders assigned to the Reporting Person the right to vote all of such shares in the Reporting Person's discretion until such shares are sold or transferred to a third party. The Management Shareholders' Agreement also prohibits any of the Class A Holders from selling, disposing or otherwise transferring any such shares for a period of two years ending June 1998.

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                           (b) Each share of Class B Common Stock is convertible
                           at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee. Assuming conversion of all such shares of Class B Common Stock deemed to be beneficially owned by the Reporting Person, the Reporting Person would be deemed to beneficially own 3,000,000 shares of Class A Common Stock, which would constitute 54.5% of the number of shares of Class A Common Stock outstanding.

                                    Each share of Class A Common Stock entitles
                           the holder to one vote on each matter submitted to a vote of the Issuer's shareholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 240,000 shares of Class A Common Stock and the 2,760,000 shares of Class B Common Stock deemed to be beneficially owned by the Reporting Person constitute 91.0% of the aggregate voting power of the Issuer.

                           (c) The Reporting Person possesses sole voting power with respect to (i) 866,400 shares of Class B Common Stock held by him directly; (ii) 1,320,000 shares of Class B Common Stock deemed to be held by him indirectly; and (iii) 240,000 shares of Class A Common Stock for which proxies were granted to the Reporting Person. The Reporting Person has sole dispositive power with respect to the 866,400 shares of Class B Common Stock held by him directly.

Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.

                                    GBI, of which the Reporting Person is the
                           Chairman of the Board of Directors and the beneficial owner of a controlling interest, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,320,000 shares of Class B Common Stock owned by GBI.

                                    The beneficiaries of the Nicklaus Family
                           Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class B Common Stock owned by the Nicklaus Family Trust of which such person is the beneficiary. As described in greater detail elsewhere herein, the Nicklaus Family Trusts are subject to the Family Shareholders' Agreement and certain of the shares of Class B Common Stock held therein have been pledged to the Reporting Person.

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                                    The Class A Holders have the right to
                           receive or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective shares of Class A Common Stock. As described in greater detail elsewhere herein, the Class A Holders are subject to the Management Shareholders' Agreement and the shares of Class A Common Stock held by the Class A Holders have been pledged to the Reporting Person.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.

                           Not applicable.

Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

Item 10.                   CERTIFICATION.

                           Not applicable.

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                                    /s/ JACK W. NICKLAUS
                                                    ----------------------------
Date: February 14, 1997                             Jack W. Nicklaus







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